     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 29, 1999

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3

                                 AMENDMENT NO. 2

                        Rule 13e-3 Transaction Statement
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                       INDUSTRIAL SCIENTIFIC CORPORATION
                                (Name of Issuer)

                       INDUSTRIAL SCIENTIFIC CORPORATION
                          ISC ACQUISITION CORPORATION
                              KENTON E. MCELHATTAN
                               KENT D. MCELHATTAN
                             FLORENCE L. MCELHATTAN
                      (Name of Person(s) Filing Statement)

                     Common Stock, $.01 Par Value per Share
                         (Title of Class of Securities)

                                  45631G-10-6
                     (CUSIP Number of Class of Securities)

    Robert K. Morris                             James J. Barnes
Reed, Smith, Shaw & McClay           Buchanan Ingersoll Professional Corporation
     435 Sixth Avenue                       One Oxford Centre, 20th Floor
   Pittsburgh, PA 15219                           301 Grant Street
       412/288-3126                             Pittsburgh, PA 15219
                                                    412/562-1415

  (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)


    This statement is filed in connection with (check the appropriate box):

     a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
     b. [ ] The filing of a registration statement under the Securities Act of 1933.
     c.  [ ] A tender offer.
     d.  [ ] None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

     Industrial Scientific Corporation, a Pennsylvania corporation (the "Company"), ISC Acquisition Corporation, a Pennsylvania corporation ("Acquisition"), and Kenton E. McElhattan, Kent D. McElhattan and Florence L. McElhattan (collectively, the "Majority Shareholders") hereby amend and supplement their Rule 13E-3 Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission on March 10, 1999 (the "Schedule 13E-3"), with respect to an Agreement and Plan of Merger, dated as of February 23, 1999 (the "Merger Agreement"), by and between the Company and Acquisition. The Merger Agreement provides for the merger (the "Merger") of Acquisition with and into the Company, with the Company as the corporation surviving the Merger. This Amendment constitutes Amendment No. 2 to the Schedule 13E-3.

     Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Schedule 13E-3.

                             CROSS REFERENCE SHEET

                   Schedule 13E-3
              Item Number and Caption                              Location in Information Statement
----------------------------------------------------  ------------------------------------------------------------

Item 1.  Issuer and Class of Security Subject to
         the Transaction
  Item 1(a).........................................  QUESTIONS AND ANSWERS ABOUT THE MERGER AND ARTICLES
                                                      AMENDMENT; SUMMARY--Special Factors Regarding the
                                                      Merger--The Parties--The Company; CERTAIN INFORMATION
                                                      REGARDING THE COMPANY

  Item 1(b).........................................  SUMMARY--Special Factors Regarding the Merger--Required
                                                      Vote for Merger; Written Consent in Lieu of Meeting;
                                                      REQUIRED VOTE FOR MERGER; WRITTEN CONSENT IN LIEU OF MEETING;
                                                      MARKET PRICE AND DIVIDENDS

  Item 1(c).........................................  MARKET PRICE AND DIVIDENDS

  Item 1(d).........................................  MARKET PRICE AND DIVIDENDS

  Item 1(e).........................................  No offering responsive to Item 1(e) has been made by the issuer or affiliate within the last three years

  Item 1(f).........................................  MARKET PRICE AND DIVIDENDS

Item 2.  Identity and Background

  Item 2(a)-(d).....................................  SUMMARY--Special Factors Regarding the Merger--The
                                                      Parties--The Company;--Acquisition; MANAGEMENT--Directors
                                                      and Executive Officers of the Company;-- Directors and
                                                      Executive Officers of Acquisition

  Item 2(e).........................................  Not applicable

  Item 2(f).........................................  Not applicable

  Item 2(g).........................................  SUMMARY--Special Factors Regarding the Merger--The
                                                      Parties--The Company;--Acquisition; MANAGEMENT--Directors
                                                      and Executive Officers of the Company;-- Directors and
                                                      Executive Officers of Acquisition

Item 3.  Past Contacts, Transactions or Negotiations

  Item 3(a)(1)......................................  Not applicable

                   Schedule 13E-3
              Item Number and Caption                              Location in Information Statement
----------------------------------------------------  ------------------------------------------------------------
  Item 3(a)(2) and 3(b).............................  SUMMARY--Special Factors Regarding the Merger--Purpose,
                                                      Background and Effects of the Merger; SPECIAL FACTORS
                                                      REGARDING THE MERGER--Background of the Merger

Item 4.  Terms of the Transaction

  Item 4(a).........................................  QUESTIONS AND ANSWERS ABOUT THE MERGER AND ARTICLES
                                                      AMENDMENT; SUMMARY; REQUIRED VOTE FOR MERGER; WRITTEN
                                                      CONSENT IN LIEU OF MEETING; SPECIAL FACTORS REGARDING THE
                                                      MERGER--Background of the Merger;--Interests of Certain
                                                      Persons in the Merger;--Certain Effects of the Merger;
                                                      THE MERGER AGREEMENT; DISSENTERS RIGHTS

  Item 4(b).........................................  SUMMARY--Special Factors Regarding the Merger--Required
                                                      Vote for Merger; Written Consent in Lieu of Meeting;
                                                      --Interests of Certain Persons in the Merger; REQUIRED VOTE
                                                      FOR MERGER; WRITTEN CONSENT IN LIEU OF MEETING; SPECIAL
                                                      FACTORS REGARDING THE MERGER--Background of the Merger;
                                                      Interests of Certain Persons in the Merger;--Certain Effects
                                                      of the Merger;--THE MERGER AGREEMENT--Consideration to be Paid
                                                      in the Merger;--Treatment of Options; DISSENTERS RIGHTS

Item 5.  Plans or Proposals of the Issuer or
         Affiliate

  Items 5(a) and 5(b)...............................  SPECIAL FACTORS REGARDING THE MERGER--Background of the
                                                      Merger;--Certain Effects of the Merger; THE MERGER AGREEMENT;
                                                      REQUIRED VOTE FOR MERGER; WRITTEN CONSENT IN LIEU OF MEETING

  Item 5(c).........................................  SPECIAL FACTORS REGARDING THE MERGER--Interests of Certain Persons
                                                      in the Merger;--Certain Effects of the Merger; THE MERGER
                                                      AGREEMENT--Treatment of Options; CERTAIN INFORMATION
                                                      REGARDING ACQUISITION

  Items 5(d)-(g)....................................  SUMMARY--Special Factors Regarding the Merger--Purpose,
                                                      Background and Effects of the Merger;--Interests of Certain
                                                      Persons in the Merger;--Financing of the Merger; SPECIAL FACTORS
                                                      REGARDING THE MERGER--Interests of Certain Persons in the
                                                      Merger;--Certain Effects of the Merger--Financing of the
                                                      Merger; AVAILABLE INFORMATION

Item 6.  Source and Amounts of Funds or Other
         Consideration

  Items 6(a) and 6(c)...............................  SUMMARY--Special Factors Regarding the Merger--Purpose,
                                                      Background and Effects of the Merger--Financing of the
                                                      Merger; SPECIAL FACTORS REGARDING THE MERGER--Financing of the Merger

  Item 6(b).........................................  ESTIMATED FEES AND EXPENSES


                   Schedule 13E-3
              Item Number and Caption                              Location in Information Statement
----------------------------------------------------  ------------------------------------------------------------
  Item 6(d).........................................  Not applicable

Item 7.  Purpose(s), Alternatives, Reasons and
         Effects

  Items 7(a), 7(b) and 7(c).........................  SUMMARY--Special Factors Regarding the Merger--Purpose,
                                                      Background and Effects of the Merger;--Financing of the
                                                      Merger; SPECIAL FACTORS REGARDING THE MERGER--Background
                                                      of the Merger;--The Majority Shareholders' Purpose and
                                                      Reasons for the Merger

  Item 7(d).........................................  QUESTIONS AND ANSWERS ABOUT THE MERGER AND ARTICLES
                                                      AMENDMENT; SUMMARY--Special Factors Regarding the
                                                      Merger--Purpose, Background and Effects of the
                                                      Merger;--Federal Income Tax Consequences;--The Merger
                                                      Agreement--The Merger Consideration; REQUIRED VOTE FOR
                                                      MERGER; WRITTEN CONSENT IN LIEU OF MEETING; SPECIAL FACTORS
                                                      REGARDING THE MERGER--The Majority Shareholders' Purpose
                                                      and Reasons for the Merger;--Certain Effects of the Merger;
                                                      --Material Federal Income Tax Consequences of the Merger;
                                                      --Accounting Treatment; THE MERGER AGREEMENT--Consideration to
                                                      be Paid in the Merger;--The Exchange Fund; Payment for Shares
                                                      of Common Stock
Item 8.  Fairness of the Transaction

  Item 8(a).........................................  QUESTIONS AND ANSWERS ABOUT THE MERGER AND ARTICLES
                                                      AMENDMENT; SUMMARY--Special Factors Regarding the
                                                      Merger--Approval by the Board of Directors; REQUIRED VOTE
                                                      FOR MERGER; WRITTEN CONSENT IN LIEU OF MEETING; SPECIAL FACTORS
                                                      REGARDING THE MERGER--Background of the Merger;--The Majority
                                                      Shareholders' Purpose and Reasons for the Merger;--Opinion
                                                      of Financial Advisor

  Item 8(b).........................................  SUMMARY--Special Factors Regarding the Merger--Purpose,
                                                      Background and Effects of the Merger;--Approval by the
                                                      Board of Directors;--Ladenburg Thalmann Fairness Opinion;
                                                      SPECIAL FACTORS REGARDING THE MERGER--Background of the
                                                      Merger;--The Majority Shareholders' Purpose and Reasons for
                                                      the Merger;--Opinion of the Financial Advisor;--Certain Effects
                                                      of the Merger

  Item 8(c).........................................  QUESTIONS AND ANSWERS ABOUT THE MERGER; SUMMARY--Special
                                                      Factors Regarding the Merger--Required Vote for Merger;
                                                      Written Consent in Lieu of Meeting;--The Merger
                                                      Agreement--Conditions to the Merger; REQUIRED VOTE FOR
                                                      MERGER; WRITTEN CONSENT IN LIEU OF MEETING; THE MERGER
                                                      AGREEMENT--Conditions to the Merger

                   Schedule 13E-3
              Item Number and Caption                              Location in Information Statement
----------------------------------------------------  ------------------------------------------------------------
  Item 8(d).........................................  QUESTIONS AND ANSWERS ABOUT THE MERGER AND ARTICLES
                                                      AMENDMENT; SUMMARY--Special Factors Regarding the
                                                      Merger--Approval by the Board of Directors; --Ladenburg
                                                      Thalmann Fairness Opinion; REQUIRED VOTE FOR MERGER;
                                                      WRITTEN CONSENT IN LIEU OF MEETING; SPECIAL FACTORS REGARDING
                                                      THE MERGER--Background of the Merger;--Opinion of the Financial
                                                      Advisor

  Item 8(e).........................................  SPECIAL FACTORS REGARDING THE MERGER--Background of the Merger

  Item 8(f).........................................  Not applicable

Item 9.  Reports, Opinions, Appraisals and Certain
         Negotiations

  Items 9(a) and 9(b)...............................  SUMMARY--Special Factors Regarding the Merger--Ladenburg
                                                      Thalmann Fairness Opinion; SPECIAL FACTORS REGARDING THE MERGER
                                                      --Background of the Merger;--Opinion of the Financial Advisor

  Item 9(c).........................................  AVAILABLE INFORMATION

Item 10.  Interest in Securities of the Issuer

  Item 10(a)........................................  SUMMARY--Special Factors Regarding the Merger--Required
                                                      Vote for Merger; Written Consent in Lieu of
                                                      Meeting;--Interests of Certain Persons in the Merger;
                                                      REQUIRED VOTE FOR MERGER; WRITTEN CONSENT IN LIEU OF
                                                      MEETING; SPECIAL FACTORS REGARDING THE MERGER--Interests of
                                                      Certain Persons in the Merger; PRINCIPAL SHAREHOLDERS AND
                                                      STOCK OWNERSHIP OF MANAGEMENT

  Item 10(b)........................................  MARKET PRICE AND DIVIDENDS

Item 11. Contracts, Arrangements or Understandings with Respect to the Issuer's Securities

  Item 11...........................................  SUMMARY--Special Factors Regarding the Merger--Financing of
                                                      the Merger; SPECIAL FACTORS REGARDING THE MERGER--Background of the
                                                      Merger;--Interests of Certain Persons in the
                                                      Merger;--Financing of the Merger; THE MERGER AGREEMENT

                   Schedule 13E-3
              Item Number and Caption                              Location in Information Statement
----------------------------------------------------  ------------------------------------------------------------
Item 12.  Present Intention and Recommendation of
          Certain Persons with Regard to the
          Transaction

  Item 12(a)........................................  SUMMARY--Special Factors Regarding the Merger--Approval by
                                                      the Board of Directors; --Interests of Certain Persons in
                                                      the Merger; --Required Vote for Merger; Written Consent in
                                                      Lieu of Meeting; REQUIRED VOTE FOR MERGER; WRITTEN CONSENT
                                                      IN LIEU OF MEETING; PRINCIPAL SHAREHOLDERS AND STOCK
                                                      OWNERSHIP OF MANAGEMENT

  Item 12(b)........................................  SUMMARY--Special Factors Regarding the Merger--Approval by
                                                      the Board of Directors; --Interests of Certain Persons in
                                                      the Merger; -- Required Vote for Merger; Written Consent in
                                                      Lieu of Meeting; REQUIRED VOTE FOR MERGER; WRITTEN CONSENT
                                                      IN LIEU OF MEETING; SPECIAL FACTORS REGARDING THE MERGER--
                                                      Background of the Merger

Item 13.  Other Provisions of the Transaction

  Item 13(a)........................................  QUESTIONS AND ANSWERS ABOUT THE MERGER AND ARTICLES
                                                      AMENDMENT; SUMMARY--Special Factors Regarding the
                                                      Merger--Dissenters Rights; DISSENTERS RIGHTS

  Item 13(b)........................................  Not applicable

  Item 13(c)........................................  Not applicable

Item 14.  Financial Information

  Item 14(a)........................................  SELECTED CONSOLIDATED FINANCIAL DATA; INDEX TO
                                                      FINANCIAL STATEMENTS

  Item 14(b)........................................  Not applicable

Item 15.  Persons and Assets Employed, Retained or
          Utilized

  Item 15(a)........................................  REQUIRED VOTE FOR MERGER; WRITTEN CONSENT IN LIEU OF
                                                      MEETING; SPECIAL FACTORS REGARDING THE MERGER--Background
                                                      of the Merger; ESTIMATED FEES AND EXPENSES

  Item 15(b)........................................  Not applicable

Item 16.  Additional Information

  Item 16...........................................  Information Statement

Item 17.  Material to be Filed as Exhibits

  Item 17(a)........................................  Financing Commitment Letter from PNC Bank, National
                                                      Association to ISC Acquisition Corporation, executed on
                                                      March 23, 1999


                   Schedule 13E-3
              Item Number and Caption                              Location in Information Statement
----------------------------------------------------  ------------------------------------------------------------
  Item 17(b)(1).....................................  Opinion of Ladenburg Thalmann, dated February 23, 1999 (set forth as Exhibit B the Information Statement)*

  Item 17(b)(2).....................................  Presentation by Ladenburg Thalmann to the Special Committee,
                                                      dated February 23, 1999

  Item 17(c)........................................  Agreement and Plan of Merger by and between Industrial
                                                      Scientific Corporation and ISC Acquisition Corporation,
                                                      dated as of February 23, 1999 (set forth as Exhibit A to
                                                      the Information Statement)*

  Item 17(d)........................................  Information Statement

  Item 17(e)........................................  Part I, Chapter 15, Subchapter D of the Pennsylvania
                                                      Business Corporation Law of 1988 (set forth as Exhibit C to the Information Statement)*

  Item 17(f)........................................  No such written instrument, form or other material has been furnished as of the date hereof.

*  Incorporated by reference to the Information Statement

Item 1.    Issuer and Class of Security Subject to the Transaction.
           --------------------------------------------------------

      (a) The information set forth in "QUESTIONS AND ANSWERS ABOUT THE MERGER AND ARTICLES AMENDMENT," "SUMMARY--Special Factors Regarding the Merger--The Parties--The Company" and "CERTAIN INFORMATION REGARDING THE COMPANY" of the Information Statement is incorporated herein by reference.

      (b) The information set forth in "SUMMARY--Special Factors Regarding the Merger--Required Vote for Merger; Written Consent in Lieu of Meeting," "REQUIRED VOTE FOR MERGER; WRITTEN CONSENT IN LIEU OF MEETING" and "MARKET PRICE AND DIVIDENDS" of the Information Statement is incorporated herein by reference.

      (c) The information set forth in "MARKET PRICE AND DIVIDENDS" of the Information Statement is incorporated by reference herein.

      (d) The information set forth in "MARKET PRICE AND DIVIDENDS" of the Information Statement is incorporated by reference herein.

      (e) No offering responsive to Item 1(e) has been made by the issuer or affiliate within the last three years.

      (f) The information set forth in "MARKET PRICE AND DIVIDENDS" of the Information Statement is incorporated by reference herein.

Item 2.    Identity and Background.
           ------------------------

     This Statement is being filed jointly by the Company (which is the issuer of the class of equity securities that is the subject of the Rule 13e-3 transaction), and Acquisition.

      (a)-(d) The information set forth in "SUMMARY--Special Factors Regarding the Merger--The Parties--The Company," "--Acquisition," "MANAGEMENT--Directors and Executive Officers of the Company" and "-- Directors and Executive Officers of Acquisition" of the Information Statement is incorporated herein by reference.

      (e)  Not applicable.

      (f)  Not applicable.

      (g) The information set forth in "SUMMARY--Special Factors Regarding the Merger--The Parties--The Company," "--Acquisition," "MANAGEMENT--Directors and Executive Officers of the Company" and "-- Directors and Executive Officers of Acquisition" of the Information Statement is incorporated herein by reference.

Item 3.  Past Contracts, Transactions or Negotiations.
         --------------------------------------------
      (a)(1)  Not applicable.

      (a)(2) and (b) The information set forth in "SUMMARY--Special Factors Regarding the Merger--Purpose, Background and Effects of the Merger" and "SPECIAL FACTORS REGARDING THE MERGER-- Background of the Merger" of the Information Statement is incorporated herein by reference.

Item 4.  Terms of the Transaction.
         ------------------------
      (a) The information set forth in "QUESTIONS AND ANSWERS ABOUT THE MERGER AND ARTICLES AMENDMENT," "SUMMARY," "REQUIRED VOTE FOR MERGER; WRITTEN CONSENT IN LIEU OF MEETING," "SPECIAL FACTORS REGARDING THE MERGER-- Background of the Merger," "--Interests of Certain Persons in the

Merger," "--Certain Effects of the Merger," "THE MERGER AGREEMENT" and "DISSENTERS RIGHTS" of the Information Statement is incorporated herein by reference.

      (b) The information set forth in "SUMMARY--Special Factors Regarding the Merger--Interests of Certain Persons in the Merger,"--Required Vote for Merger; Written Consent in Lieu of Meeting," "REQUIRED VOTE FOR MERGER; WRITTEN CONSENT IN LIEU OF MEETING," "SPECIAL FACTORS REGARDING THE MERGER--Background of the Merger," "--Interests of Certain Persons in the Merger," "--Certain Effects of the Merger," "THE MERGER AGREEMENT--Consideration to be Paid in the Merger," "-- Treatment of Options" and "DISSENTERS RIGHTS" of the Information Statement is incorporated herein by reference.

Item 5.  Plans or Proposals of the Issuer or Affiliate.
         ---------------------------------------------


     (a) and (b) The information set forth in "SPECIAL FACTORS REGARDING THE MERGER-- Background of the Merger; "--Certain Effects of the Merger," "THE MERGER AGREEMENT" and "REQUIRED VOTE FOR MERGER; WRITTEN CONSENT IN LIEU OF MEETING" of the Information Statement is incorporated herein by reference.

     (c) The information set forth in "SPECIAL FACTORS REGARDING THE MERGER-- Interests of Certain Persons in the Merger," --Certain Effects of the Merger," "THE MERGER AGREEMENT--Treatment of Options" and "CERTAIN INFORMATION REGARDING ACQUISITION" of the Information Statement is incorporated herein by reference.

     (d)-(g) The information set forth in "SUMMARY--Special Factors Regarding the Merger--Purpose, Background and Effects of the Merger," "--Interests of Certain Persons in the Merger," "Financing of the Merger," "SPECIAL FACTORS REGARDING THE MERGER--Interests of Certain Persons in the Merger," "--Certain Effects of the Merger," "--Financing of the Merger" and "AVAILABLE INFORMATION" of the Information Statement is incorporated herein by reference.

Item 6.  Source and Amounts of Funds or Other Consideration.
         --------------------------------------------------

     (a) and (c) The information set forth in "SUMMARY--Special Factors Regarding the Merger--Purpose, Background and Effects of the Merger," "-- Financing of the Merger" and "SPECIAL FACTORS REGARDING THE MERGER--Financing of the Merger" of the Information Statement is incorporated herein by reference.

     (b) The information set forth in "ESTIMATED FEES AND EXPENSES" of the Information Statement is incorporated herein by reference.

     (d)  Not applicable.

Item 7.  Purpose(s), Alternatives, Reasons and Effects.
         ---------------------------------------------

     (a)-(c) The information set forth in "SUMMARY--Special Factors Regarding the Merger--Purpose, Background and Effects of the Merger," "--Financing of the Merger," "SPECIAL FACTORS REGARDING THE MERGER--Background of the Merger" and "--The Majority Shareholders' Purpose and Reasons for the Merger" of the Information Statement is incorporated herein by reference.

     (d) The information set forth in "QUESTIONS AND ANSWERS ABOUT THE MERGER AND ARTICLES AMENDMENT," "SUMMARY--Special Factors Regarding the Merger-- Purpose, Background and Effects of the Merger," "--Federal Income Tax Consequences," "--The Merger Agreement--The Merger Consideration," "REQUIRED VOTE FOR MERGER; WRITTEN CONSENT IN LIEU OF MEETING," "SPECIAL FACTORS REGARDING THE MERGER--The Majority Shareholders' Purpose and Reasons for the Merger," "-- Certain Effects of the Merger," "--Material Federal Income Tax Consequences of the Merger," "--Accounting Treatment," "THE MERGER AGREEMENT--Consideration to be Paid in the Merger" and "--The Exchange Fund; Payment for Shares of Common Stock" of the Information Statement is incorporated herein by reference.

Item 8.  Fairness of the Transaction.
         ---------------------------

     (a) The information set forth in "QUESTIONS AND ANSWERS ABOUT THE MERGER AND ARTICLES AMENDMENT," "SUMMARY--Special Factors Regarding the Merger-- Approval by the Board of Directors," "REQUIRED VOTE FOR MERGER; WRITTEN CONSENT IN LIEU OF MEETING," "SPECIAL FACTORS REGARDING THE MERGER--Background of the Merger," "--The Majority Shareholders' Purpose and Reasons for the Merger" and "--Opinion of the Financial Advisor" of the Information Statement is incorporated herein by reference.

     (b) The information set forth in "SUMMARY--Special Factors Regarding the Merger--Purpose, Background and Effects of the Merger," "Approval by the Board of Directors," "--Ladenburg Thalmann Fairness Opinion," "SPECIAL FACTORS REGARDING THE MERGER--Background of the Merger," "--The Majority Shareholders' Purpose and Reasons for the Merger," "--Opinion of Financial Advisor" and "-- Certain Effects of the Merger" of the Information Statement is incorporated herein by reference.

     (c) The information set forth in "QUESTIONS AND ANSWERS ABOUT THE MERGER AND ARTICLES AMENDMENT," "SUMMARY--Special Factors Regarding the Merger-- Required Vote for Merger; Written Consent in Lieu of Meeting," "--The Merger Agreement--Conditions to the Merger," "REQUIRED VOTE FOR MERGER; WRITTEN CONSENT IN LIEU OF MEETING" and "THE MERGER AGREEMENT--Conditions to the Merger" of the Information Statement is incorporated herein by reference.

     (d) The information set forth in "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY--Special Factors Regarding the Merger--Approval by the Board of Directors," "--Ladenburg Thalmann Fairness Opinion," "REQUIRED VOTE FOR MERGER; WRITTEN CONSENT IN LIEU OF MEETING," "SPECIAL FACTORS REGARDING THE MERGER-- Background of the Merger" and "--Opinion of the Financial Advisor" of the Information Statement is incorporated herein by reference.

     (e) The information set forth in "SPECIAL FACTORS REGARDING THE MERGER-- Background of the Merger" of the Information Statement is incorporated herein by reference.

     (f)  Not applicable.

Item 9.  Reports, Opinions, Appraisals and Certain Negotiations.
         ------------------------------------------------------


     (a) and (b) The information set forth in "SUMMARY--Special Factors Regarding the Merger--Ladenburg Thalmann Fairness Opinion," "SPECIAL FACTORS REGARDING THE MERGER--Background of the Merger" and "--Opinion of the Financial Advisor" of the Information Statement is incorporated herein by reference.

     (c) The information set forth in "AVAILABLE INFORMATION" of the Information Statement is incorporated herein by reference.

Item 10.  Interest in Securities of the Issuer.
          ------------------------------------
     (a) The information set forth in "SUMMARY--Special Factors Regarding the Merger--Required Vote for Merger; Written Consent in Lieu of Meeting," "Interests of Certain Persons in the Merger," "REQUIRED VOTE FOR MERGER; WRITTEN CONSENT IN LIEU OF MEETING," "SPECIAL FACTORS REGARDING THE MERGER--Interests of Certain Persons in the Merger;" "PRINCIPAL AND SHAREHOLDERS AND STOCK OWNERSHIP OF MANAGEMENT" of the Information Statement is incorporated herein by reference.

     (b) The information set forth in "MARKET PRICE AND DIVIDENDS" of the Information Statement is incorporated herein by reference.

Item 11.  Contracts, Arrangements or Understandings with Respect to the Issuer's
          ----------------------------------------------------------------------
          Securities.
          ----------

     The information set forth in "SUMMARY--Special Factors Regarding the Merger--Financing of the Merger," "SPECIAL FACTORS REGARDING THE MERGER-- Background of the Merger," "--Interests of Certain Persons in the Merger," "-- Financing of the Merger" and "THE MERGER AGREEMENT" of the Information Statement is incorporated herein by reference.

Item 12.  Present Intention and Recommendation of Certain Persons with Regard to
          ----------------------------------------------------------------------
          the Transaction.
          ---------------

     (a) The information set forth in "SUMMARY--Special Factors Regarding the Merger--Approval by the Board of Directors," "--Interests of Certain Persons in the Merger," "--Required Vote for Merger; Written Consent in Lieu of Meeting," "REQUIRED VOTE FOR MERGER; WRITTEN CONSENT IN LIEU OF MEETING" and "PRINCIPAL SHAREHOLDERS AND STOCK OWNERSHIP OF MANAGEMENT" of the Information Statement is incorporated herein by reference.

     (b) The information set forth in "SUMMARY--Special Factors Regarding the Merger--Approval by the Board of Directors," "--Interests of Certain Persons in the Merger," "--Required Vote for Merger; Written Consent in Lieu of Meeting," "REQUIRED VOTE FOR MERGER; WRITTEN CONSENT IN LIEU OF MEETING" and "SPECIAL FACTORS REGARDING THE MERGER--Background of the Merger" of the Information Statement is incorporated herein by reference.

Item 13.  Other Provisions of the Transaction.
          -----------------------------------

     (a) The information set forth in "QUESTIONS AND ANSWERS ABOUT THE MERGER AND ARTICLES AMENDMENT," "SUMMARY--Special Factors Regarding the Merger-- Dissenters Rights" and "DISSENTERS RIGHTS" of the Information Statement is incorporated by reference herein.

     (b)  Not applicable.

     (c)  Not applicable.

Item 14.  Financial Information.
          ---------------------
     (a) The information set forth in "SELECTED CONSOLIDATED FINANCIAL DATA" and "INDEX TO FINANCIAL STATEMENTS" of the Information Statement is incorporated herein by reference.

     (b)  Not applicable.

Item 15.  Persons and Assets Employed, Retained or Utilized.
          -------------------------------------------------
     (a) The information set forth in "REQUIRED VOTE FOR MERGER; WRITTEN CONSENT IN LIEU OF MEETING," "SPECIAL FACTORS REGARDING THE MERGER--Background of the Merger" and "ESTIMATED FEES AND EXPENSES" of the Information Statement is incorporated herein by reference.

     (b)  Not applicable.

Item 16.  Additional Information.
          ----------------------

     Information Statement

Item 17.  Material to be Filed as Exhibits.
          --------------------------------

     (a) Financing Commitment Letter from PNC Bank, National Association to ISC Acquisition Corporation, executed on March 23, 1999*

     (b)(1) Opinion of Ladenburg Thalmann, dated February 23, 1999 (set forth as Exhibit B to the Information Statement)**

     (b)(2) Presentation by Ladenburg Thalmann to the Special Committee, dated February 23, 1999


     (c) Agreement and Plan of Merger by and between Industrial Scientific Corporation and ISC Acquisition Corporation, dated as of February 23, 1999 (set forth as Exhibit A to the Information Statement)**

     (d)  Information Statement


     (e) Part 1, Chapter 15, Subchapter D of the Pennsylvania Business Corporation Law of 1988 (set forth as Exhibit C to the Information Statement)**

     (f) As of the date of this Statement, no written instruction, form or other material has been furnished to any person making the actual oral solicitation or other recommendation for such person's use, directly or indirectly in connection with the Rule 13e-3 transaction.


 * Previously filed
** Incorporated by reference to the Information Statement

                                   SIGNATURE

     After due inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  April 29, 1999

                              INDUSTRIAL SCIENTIFIC CORPORATION

                              By:    /s/ James P. Hart
                                 --------------------------
                                   James P. Hart
                                   Vice President Finance

                              ISC ACQUISITION CORPORATION

                              By:    /s/ Kent D. McElhattan
                                 --------------------------
                                    Kent D. McElhattan
                                    President


                              KENTON E. MCELHATTAN


                              By:    /s/ Kenton E. McElhattan
                                  ----------------------------



                              KENT D. MCELHATTAN


                              By:    /s/ Kent D. McElhattan
                                  --------------------------



                              FLORENCE L. MCELHATTAN


                              By:    /s/ Florence L. McElhattan
                                  ------------------------------

                                 EXHIBIT INDEX

    EXHIBIT                                                 DESCRIPTION
Exhibit 99.17(a)         Financing Commitment Letter from PNC Bank, National Association to ISC
                         Acquisition Corporation, executed on March 23, 1999*

Exhibit 99.17(b)(1)      Opinion of Ladenburg Thalmann, dated February 23, 1999 (set forth as Exhibit
                         B to the Information Statement)**

Exhibit 99.17(b)(2)      Presentation by Ladenburg Thalmann to the Special Committee, dated February 23, 1999

Exhibit 99.17(c)         Agreement and Plan of Merger by and between Industrial Scientific
                         Corporation and ISC Acquisition Corporation, dated as of February 23, 1999
                         (set forth as Exhibit A to the Information Statement)**

Exhibit 99.17(d)         Information Statement

Exhibit 99.17(e)         Part I, Chapter 15, Subchapter D of the Pennsylvania Business Corporation
                         Law of 1988 (set forth as Exhibit C to the Information Statement)**





  * Previously filed
 ** Incorporated by reference to the Information Statement